SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UTSTARCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00125 par value

(Title of Class of Securities)

918076100

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Susan Marsch

Senior Vice President and General Counsel

UTStarcom, Inc.

1275 Harbor Bay Parkway

Alameda, California 94502

(510) 864-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Carmen Chang, Esq.

Tom Savage, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,433,053	$174.22

* Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 7,254,813 options to purchase the Issuer’s common stock that are eligible for exchange as of September 2, 2008 will be exchanged for new options and cancelled pursuant to this offer. These options had an aggregate value of $4,433,053.00 as of September 2, 2008, calculated based on a modified Black-Scholes option pricing model.

☒                Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$174.22
Form or Registration No.:	Schedule TO
Filing party:	UTStarcom, Inc.
Date filed:	September 4, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 1

TO

SCHEDULE TO

This Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends the Schedule TO relating to an offer to exchange certain outstanding options by UTStarcom, Inc., a Delaware corporation (“UTStarcom” or the “Company”), filed with the SEC on September 4, 2008, and is the final amendment relating to the offer.  The purpose of this Amendment is to report the results of the Offer to Exchange Certain Outstanding Options for New Options dated September 4, 2008 (the “Offer to Exchange”).  Capitalized terms not defined in this Amendment have the meaning given to such terms in the Schedule TO.

Item 4.                   Terms of the Transaction.

(a)           Material Terms.

The Offer to Exchange, including all withdrawal rights, expired at 9:00 p.m. Pacific Time on October 1, 2008.

A total of 124 Eligible Employees who were subject to U.S. taxation elected to amend, in the aggregate, 858,885 Discount Options to modify the exercise price per share of such options in order to eliminate the potential adverse tax consequences of Section 409A of the Internal Revenue Code.

A total of 1,541 Eligible Employees elected to exchange, in the aggregate, 6,072,818 Eligible Options (including amended Discount Options) for 1,983,920 new options issued under the Company’s 2006 Equity Incentive Plan.  The new options have an exercise price of $3.24 per share, the closing price of the Company’s common stock on October 1, 2008.

As of October 1, 2008, 1,014,323 Eligible Options had not been tendered for exchange and remain outstanding according to their original terms and subject to the Company’s 1997 Stock Plan.  With respect to the shares of the Company’s common stock covered by the 6,072,818 Eligible Options tendered and cancelled in the exchange, (a) 1,983,920 shares are covered by the new options issued under the 2006 Equity Incentive Plan, (b) 3,200,000 shares were returned to the 2006 Equity Incentive Plan share reserve and are available for future grants, and (c) 888,898 shares are no longer available for future grants under any equity plan.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UTSTARCOM, INC.

By:	/s/ Susan Marsch
Name:	Susan Marsch
Title:	Senior Vice President and General Counsel

Date: October 16, 2008